

September 26, 2012

Via Secured Email
Mr. Michael Beyer
Chief Executive Officer
Foresight Energy Partners LP
211 North Broadway, Suite 2600
Saint Louis, MO 63102

> **Re:** **Foresight Energy Partners LP**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted September 11, 2012**
> **CIK No. 0001540729**

Dear Mr. Beyer:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Form S-1, submitted September 11, 2012

General

1. We note your response to prior comment 5 of our letter dated August 30, 2012. With a view to disclosure, please advise us in more detail how the level of certainty in assumptions underlying quarterly distributions differs from the "forecast period as a whole." Also, please advise us how these assumptions are affected by your ability to borrow to pay distributions and the decreasing percentage of priced commitments in 2012 and later.

Distribution Policy and Restrictions on Distributions, page 57

2.   We note your revised disclosure on page 57 and response to comment four of our letter dated August 30, 2012. You state that when you believe an increase in the quarterly distribution is sustainable based on the amount of cash you will be able to generate over the long term, you will distribute a portion of the increase to unitholders. We note that your revised disclosure addresses only potential increases to the quarterly distribution. Please revise to broaden the discussion to address potential decreases, and further clarify the principal factors you will consider when assessing sustainable distributions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 86

3.   We note your revised disclosure on page 87 and response to comment 7 of our letter dated August 30, 2012. With a view to clarifying disclosure, advise us whether "market prices" are the spot prices identified on page 123.

        You may contact James Giugliano at (202) 551-3319 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

                                                Sincerely,

                                                /s/ James Lopez (for)

                                                John Reynolds
                                                Assistant Director